July 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Christine Torney
Ms. Lisa Vanjoske
Mr. Chris Edwards
Mr. Tim Buchmiller

RE:	AlloVir, Inc.

Registration Statement on Form S-1

File No. 333-239698

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of AlloVir, Inc. (the “Registrant”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on July 29, 2020, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 817 copies of the Preliminary Prospectus of the Registrant, dated July 23, 2020, from July 23, 2020 through the date hereof, to prospective underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC SVB LEERINK LLC As Representatives of the several Underwriters MORGAN STANLEY & CO. LLC

By:	/S/ KALLI DIRCKS
Name: Kalli Dircks Title: Executive Director

[Signature Page to Acceleration Request]

J.P. MORGAN SECURITIES LLC

By:	/S/ DAVID KE
Name: David Ke Title: Executive Director

[Signature Page to Acceleration Request]

SVB LEERINK LLC

By:	/S/ IRENA MELNIKOVA
Name: Irena Melnikova Title: Managing Director

[Signature Page to Acceleration Request]